2/19/2002

TC 2/15/02

OMB APPROVAL	
OMB Number:	3235-0123
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02005335

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 12 2002

SEC FILE NUMBER
8- 38999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Winston Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121-E Reynolda Village
(No. and Street)

Winston-Salem	North Carolina	27106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William F. Marshall (336) 761-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Butler & Burke, L.L.P., CPA's
(Name — if individual, state last, first, middle name)

100 Club Oaks Court, Suite A	Winston-Salem	North Carolina	27104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William F. Marshall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Winston Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



JO ANN WILLIAMS
NOTARY PUBLIC
DAVIE COUNTY, NC
My Commission Expires 12-7-2002

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WINSTON SECURITIES, INC.

Financial Statements

December 31, 2001

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: First Winston Securities, Inc. [13]

SEC FILE NO: 8-38999 [14]

FIRM ID. NO.: 21538 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

121-E Reynolda Village [20]
(No. and Street)

Winston-Salem [21] North Carolina [22] 27104 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/01 [24]

AND ENDING (MM/DD/YY): 12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: William F. Marshall [30]

(Area Code)—Telephone No.: (336) 761-1900 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [ ] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

07-021538-B II
FIRST WINSTON SECURITIES, INC.
WILLIAM F. MARSHALL
P.O. BOX 7409, REYNOLDA STATIO
WINSTON-SALEM NC 27109

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 1ST day of February 2002

Manual signatures of:

1) William F. Marshall
Principal Executive Officer or Managing Partner

2) William F. Marshall
Principal Financial Officer or Partner

3) William F. Marshall
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

BUTLER & BURKE, LLP, CPA'S [70]

ADDRESS Number and Street	City	State	Zip Code
100 CLUB OAKS COURT, SUITE A, [71]	WINSTON-SALEM, [72]	NC [73]	27104 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				


Butler
& Burke L.L.P.
Certified Public
Accountants

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of First Winston Securities, Inc. as of December 31, 2001, and the related statements of income (loss), changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Winston Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 15, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: First Winston Securities, Inc. — N2 — [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/01 [99]

SEC FILE NO. 8-38999 [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 110,941	200			$ 110,941	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations						
A. Failed to deliver						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers						
A. Securities accounts						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations	7,421,086	390				
D. Corporate obligations		400				

OMIT [illegible]

See accompanying notes to financial statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **First Winston Securities, Inc.** as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable	Nonallowable	Total
E. Stocks and warrants	$ [410]		
F. Options	[420]		
G. Arbitrage	[422]		
H. Other securities	[424]		
I. Spot commodities	[430]		$ 7,421,086 [850]
8. Securities owned not readily marketable:			
A. At Cost $ [130]			
B. At estimated fair value	[440]	$ [610]	[860]
9. Other investments not readily marketable:			
A. At Cost $ [140]			
B. At estimated fair value	[450]	72,100 [620]	72,100 [870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. Exempted securities $ [150]			
B. Other $ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:			
A. Exempted securities $ [170]			
B. Other $ [180]	[470]	[640]	[890]
12. Memberships in exchanges:			
A. Owned, at market value $ [190]			
B. Owned at cost		[650]	
C. Contributed for use of company, at market value		[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements At cost (net of accumulated depreciation and amortization)	[490]	4,184 [680]	4,184 [920]
15. Other Assets:			
A. Dividends and interest receivable	47,304 [500]	[690]	
B. Free shipments	[510]	[700]	
C. Loans and advances	[520]	[710]	
D. Miscellaneous	[530]	[720]	47,304 [930]
16. TOTAL ASSETS	$ 7,579,331 [540]	$ 76,284 [740]	$ 7,655,615 [940]

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	6,011,000	1250	6,011,000	1470
18. Securities sold under repurchase agreements				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070				1510
2. Other		1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095		1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other		1110		1320		1570
20. Payable to customers:						
A. Securities accounts - including free credits of $ [950]	10,407	1120			10,407	1580
B. Commodities accounts		1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable		1170				1640
C. Income taxes payable		1180				1650
D. Deferred income taxes				1370		1660
E. Accrued expenses and other liabilities		1190				1670
F. Other		1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities *		Non-A.I. Liabilities *		Total	
24. Notes and mortgages payable:							
A. Unsecured		$	1210			$	1690
B. Secured			1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements:					1420		1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010						
D. Exchange memberships contributed for use of company at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
26. TOTAL LIABILITIES		$ 10,407	1230	$ 6,011,000	1450	$ 6,021,407	1760

Ownership Equity

27. Sole proprietorship		$	177
28. Partnership- limited partners $	1020		178
29. Corporation:			
A. Preferred stock			179
B. Common stock		542,859	179
C. Additional paid-in capital			179
D. Retained earnings		1,091,349	179
E. Total		1,634,208	179
F. Less capital stock in treasury		( )	179
30. TOTAL OWNERSHIP EQUITY		$ 1,634,208	180
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 7,655,615	181

OMIT PENNI

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONL

1/76 See accompanying notes to financial statements.

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]
First Winston Securities, Inc.	Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in listed equity securities executed on an exchange		$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter			3937
c. Commissions on listed option transactions			3938
d. All other securities commissions			3939
e. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in over-the-counter equity securities			3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities	3943		
b. From trading in debt securities		1,590,411	3944
c. From market making in options on a national securities exchange			3945
d. From all other trading			3949
e. Total gains or (losses)			3950
3. Gains or losses on firm securities investment accounts			
a. Includes realized gains (losses)	4235		
b. Includes unrealized gains (losses)	4236		
c. Total realized and unrealized gains (losses)			3952
4. Profits or (losses) from underwriting and selling groups		12,089	3955
a. Includes underwriting income from corporate equity securities	4237		
5. Margin interest			3960
6. Revenue from sale of investment company shares			3970
7. Fees for account supervision, investment advisory and administrative services			3975
8. Revenue from research services			3980
9. Commodities revenue			3990
10. Other revenue related to securities business			3985
11. Other revenue		181,914	3995
12. Total revenue		$ 1,784,414	4030

EXPENSES

Item		Amount	Code
13. Registered representatives' compensation		$ 492,405	4110
14. Clerical and administrative employees' expenses		176,913	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers		150,000	4120
a. Includes interest credited to General and Limited Partners capital accounts	4130		
16. Floor brokerage paid to certain brokers (see definition)			4055
17. Commissions and clearance paid to all other brokers (see definition)			4145
18. Clearance paid to non-brokers (see definition)		38,261	4135
19. Communications		53,637	4060
20. Occupancy and equipment costs		29,776	4080
21. Promotional costs		578	4150
22. Interest expense		147,834	4075
a. Includes interest on accounts subject to subordination agreements	4070		
23. Losses in error account and bad debts			4170
24. Data processing costs (including service bureau service charges)		4,272	4186
25. Non-recurring charges			4190
26. Regulatory fees and expenses		5,128	4195
27. Other expenses		96,996	4100
28. Total expenses		$ 1,195,800	4200

NET INCOME

Item		Amount	Code
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)		$ 588,614	4210
30. Provision for Federal income taxes (for parent only)		0	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above		0	4222
a. After Federal income taxes of	4238		
32. Extraordinary gains (losses)		0	4224
a. After Federal income taxes of	4239		
33. Cumulative effect of changes in accounting principles		0	4225
34. Net income (loss) after Federal income taxes and extraordinary items		$ 588,614	4230

MONTHLY INCOME

Item		Amount	Code
35. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

3/78 See accompanying notes to financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER First Winston Securities Inc. For the period (MMDDYY) from 01/01/01 to 12/31/01

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

Item		Code	Total	Code
1. Equity Capital				
A. Partnership Capital				
1. General Partners	$	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)		4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinations		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860		
C. Other (describe below)		4870		
Total			$	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 1,465,594	4240
A. Net income (loss)			588,614	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	420,000	4270
2. Balance, end of period (From Item 1800)			$ 1,634,208	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

3/78

See accompanying notes to financial statements.

FIRST WINSTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

OPERATING ACTIVITIES	
Net income	$ 588,614
Adjustments to reconcile net income to net	
cash used in operating activities:	1,421
Depreciation	
(Increase)/Decrease in operating assets:	
Securities owned, net	(2,288,892)
Interest receivable	(6,687)
Increase/(Decrease) in operating liabilities:	
Accounts payable	(6,000)
Customer deposits	10,407
Other payables	(11,398)
NET CASH USED IN OPERATING ACTIVITIES	(1,712,535)
INVESTING ACTIVITIES	
Purchase of equipment	(1,065)
NET CASH USED IN INVESTING ACTIVITIES	(1,065)
FINANCING ACTIVITIES	
Proceeds from secured short term bank loans, net	2,144,000
Dividends paid	(420,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,724,000
INCREASE IN CASH	10,400
Cash, Beginning	100,541
Cash, Ending	$ 110,941
Supplemental cash flow disclosures:	
Interest payments	$ 159,232

See accompanying notes to financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Winston Securities, Inc. is registered as a dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company deals primarily in municipal bonds and performs underwriting services only as a participating underwriter. The Company's customers are generally located in North Carolina.

Securities Transactions

Securities transactions (and related revenues and expenses) are recorded on a settlement date basis, generally the fifth business day following the trade date.

Securities

Marketable securities owned by the Company are valued at market value. Net unrealized gains and losses are reflected in operations. Securities not readily marketable are valued at fair value as determined by management.

Underwriting Service

Underwriting fees or expenses are recognized when the underwriting is completed and the income or expense is reasonably determinable.

Cash

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Receivables From and Payables to Customers and Dealers

Amounts receivable from and payable to customers and dealers represent the contract amount of securities which have not been received or delivered by the settlement date.

Property and Depreciation

Property is recorded at cost. Depreciation is generally computed using accelerated methods over estimated useful lives of five to seven years.

Income Taxes

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B: PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows at December 31, 2001:

Vehicle	$ 39,345
Leasehold improvements	1,905
Office furniture and equipment	58,507
	99,757
Less: accumulated depreciation and amortization	95,573
	$ 4,184

NOTE C: SECURED SHORT TERM BANK LOANS

At December 31, 2001, the Company had agreements with a bank to borrow funds of up to $20,000,000 as needed on a secured basis to carry inventory and to cover fail transactions. Interest on these loans is charged at the LIBOR plus 2.5% (4.606250%) at December 31, 2001. At December 31, 2001, the loan balance of $6,011,000 was fully collateralized by the Company's trading inventory, which had an aggregate market value of $7,421,086. The agreements with the bank expire on June 30, 2002.

NOTE D: COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments and when-issued contracts. At December 31, 2001, the Company expected no losses from such open commitments.

NOTE E: MINIMUM NET CAPITAL REQUIREMENTS

The Company, as a registered securities broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in any securities transaction when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by the rule. At December 31, 2001, the Company had net capital of $1,087,766, which exceeded its required net capital of $100,000, and its net capital ratio was .01 to 1.

Butler & Burke L.L.P. | Certified Public Accountants

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of First Winston Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 15, 2002. Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information, as applicable, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 15, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

No.	Item			Amount	Code
1	Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 1,634,208	3480
2	Deduct Ownership equity not allowable for net capital			( )	3490
3	Total ownership equity qualified for net capital			1,634,208	3500
4	Add				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5	Total capital and allowable subordinated liabilities			$ 1,634,208	3530
6	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		$ 76,284 [3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
	B. Aged fail-to-deliver:		[3570]		
	1. Number of items	[3450]			
	C. Aged short security differences-less reserve of	$ [3460]	[3580]		
	number of items	[3470]			
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
	H. Total deductions and/or charges			(76,284)	3620
7	Other additions and/or allowable credits (List)				3630
8	Net Capital before haircuts on securities positions			$ 1,557,924	3640
9	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		470,158 [3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (list)		[3736]	(470,158)	374
10	Net Capital			$ 1,087,766	375

OMIT PENNI

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	694	375
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	375
13. Net capital requirement (greater of line 11 or 12)	$	100,000	376
14. Excess net capital (line 10 less 13)	$	987,766	377
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	1,086,725	378

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	10,407	379
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		383
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		383
19. Total aggregate indebtedness				$	10,407	384
20. Percentage of aggregate indebtedness to net capital (line 19 — by line 10)				%	1.0	385
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 — by line 10 less Item 4880 page 11)				%	1.0	385

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B N/A

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		387
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		388
24. Net capital requirement (greater of line 22 or 23)	$		376
25. Excess net capital (line 10 less 24)	$		391
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		385
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		385
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		392

OTHER RATIOS

Part C N/A

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		386
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		385

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FIRST WINSTON SECURITIES, INC.
AS OF 12/31/01

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION WITH COMPANY'S COMPUTATION (included in Part II of X-17A-5 as of December 31, 2001)

There is no material difference in net capital computed in this report and that reported by the Company in Part II of Form X-17A-5 as of December 31, 2001.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	443

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	447
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	447
19. **TOTAL 15c3-3 DEBITS			$	447

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11)	$	448
21. Excess of total credits over total debits (line 11 less line 19)		449
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		450
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		451
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		452
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	453
26. Date of deposit (MMDDYY)		454

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securites, Inc. as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		455
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	456
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		457
D. (k) (3)—Exempted by order of the Commission		458

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$	458
A. Number of items		458
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$	458
A. Number of items		458

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [458]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
N/A					
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER First Winston Securities, Inc. as of 12/31/01

N/A

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A breaks long	$	4890		4900
	B breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [ ] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13

3	Personnel employed at end of reporting period		
	A Income producing personnel		4950
	B Non-income producing personnel (all other)		4960
	C Total		4970
4	Actual number of tickets executed during current month of reporting period		4980
5	Number of corrected customer confirmations mailed after settlement date		4990

		No. of Items	Debit (Short Value)	No. of Items	Credit (Long Value)
6	Money differences	5000	$ 5010	5020	$ 5030
7	Security suspense accounts	5040	$ 5050	5060	$ 5070
8	Security difference accounts	5080	$ 5090	5100	$ 5110
9	Commodity suspense accounts	5120	$ 5130	5140	$ 5150
10	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days	5160	$ 5170	5180	$ 5190
11	Bank account reconciliations-unresolved amounts over 30 calendar days	5200	$ 5210	5220	$ 5230
12	Open transfers over 40 calendar days, not confirmed	5240	$ 5250	5260	$ 5270
13	Transactions in reorganization accounts-over 60 calendar days	5280	$ 5290	5300	$ 5310
14	Total	5320	$ 5330	5340	$ 5350

		No. of Items	Ledger Amount	Market Value
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5360	$ 5361	$ 5362
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	5363	$ 5364	$ 5365

17	Security concentrations (See instructions in Part I)		
	A Proprietary positions	$	5370
	B Customers' accounts under Rule 15c3-3	$	5374
18	Total of personal capital borrowings due within six months	$	5378
19	Maximum haircuts on underwriting commitments during the period	$	5380
20	Planned capital expenditures for business expansion during next six months	$	5382
21	Liabilities of other individuals or organizations guaranteed by respondent	$	5384
22	Lease and rentals payable within one year	$	5386
23	Aggregate lease and rental commitments payable for entire term of the lease		
	A Gross	$	5388
	B Net	$	5390

OMIT PENNIES

Butler & Burke L.L.P. | Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Stockholders and Directors
First Winston Securities, Inc.
Winston-Salem, North Carolina

In planning and performing our audit of the financial statements of First Winston Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordances with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the SEC, The New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Butler & Burke, LLP

Winston-Salem, North Carolina
January 15, 2002